LEGG MASON PARTNERS INCOME TRUST

55 Water Street

New York, NY 10041

April 21, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Kevin Rupert

Re:

Delaying Amendment for Legg Mason Partners Income Trust (the “Registrant”), on behalf of its series,

Legg Mason Partners Corporate Bond Fund and Legg Mason Partners Short-Term Bond Fund

Registration Statement on Form N-14 (the “Registration Statement”)

(File No. 333-158151)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganizations of Legg Mason Investment Grade Income Portfolio and Legg Mason Limited Duration Bond Portfolio, each a series of Legg Mason Income Trust, Inc., into Legg Mason Partners Corporate Bond Fund and Legg Mason Partners Short-Term Bond Fund, respectively. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2009 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Stamford and the State of Connecticut, on the 21st day of April, 2009.

If you have any questions or comments, please do not hesitate to contact Nancy Persechino, counsel to the Registrant, at (202) 373-6185.

LEGG MASON PARTNERS INCOME TRUST
on behalf of its series, Legg Mason Partners Corporate Bond Fund and Legg Mason Partners Short-Term Bond Fund

/s/ Thomas C. Mandia
By:	Thomas C. Mandia
Title:	Assistant Secretary

cc: Richard Pfordte